Exhibit 15.5

[LETTERHEAD OF BUREAU VERITAS UK LTD.]

AstraZeneca PLC
Legal & Secretary’s Department
2 Kingdom Street
London
W2 6BD
For the attention of Adrian Kemp
By fax 020 7604 8151 & by post

20  March, 2014

Dear Ladies and Gentlemen

BUREAU VERITAS STATEMENT OF ASSURANCE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2013

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the US Securities and Exchange Commission, Bureau Veritas hereby authorizes AstraZeneca to refer to Bureau Veritas’s external assurance on corporate responsibility related information as stated on page 221 and identified (highlighted in yellow) on the pages of the Annual Report and Form 20-F Information for the fiscal year ended December 31, 2013 (the “Annual Report”) annexed as Exhibit A, which is incorporated by reference in the registration statements No. 33-83774 for AstraZeneca and Zeneca Wilmington Inc. and No. 333-145848, No. 333-114165, No. 333-171306 and No. 333-192551 for AstraZeneca, each on Form F-3, and in the registration statements No. 333-09060, No. 333-09062, No. 33-65362, No, 33-65366, No. 333-12310, No. 333-12426, No. 333-12428, No. 333-13328, No. 333-13918, No. 333-124689, No. 333-152767 and No. 333-170381 on Form S-8 for AstraZeneca.

Our authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)
Bureau Veritas has undertaken an independent review of the corporate responsibility information disclosed in the Annual Report and provided an opinion as to the accuracy and reliability of the information subject to the scope, objectives and limitations defined in the full assurance statement posted on AstraZeneca’s responsibility website;

2)
AstraZeneca acknowledges and agrees that Bureau Veritas shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize Bureau Veritas as such; and

3)
AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to Bureau Veritas, set forth in the Annual Report as filed with the SEC and agrees to indemnify Bureau Veritas from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ Flavio Gomes

Flavio Gomes (Assurance Business Unit Manager)
For and on behalf of Bureau Veritas UK Ltd

ACCEPTED AND AGREED

This 20th day of March 2014

AstraZeneca PLC

/s/ Adrian Kemp

Name: Adrian Kemp
Title: Company Secretary

2

Exhibit A

3 Be a Great Place to Work
What do we need to do?	How are we implementing this?	For more information
Focus on simplification of our business

We have introduced a flatter organisational structure to drive accountability, and improve decision making and communication

We are developing simpler, more efficient processes, such as in business planning

Employees section from page 66
Drive continued productivity improvements	We are restructuring and reshaping to deliver our science-led site strategy and improve long-term competitiveness	Employees section from page 66
Evolve our culture

We are engaging with employees to promote understanding and belief in our strategy

We will retain the best of our existing culture and change those aspects that hold us back by embedding our new values and behaviours in the organisation and in our performance management system

We are increasing our focus on talent and leadership development with tailored programmes for leaders throughout the organisation

Employees section from page 66

We also need to:

Achieve our Group Financial Targets
What do we need to do?	How are we implementing this?	For more information
Drive on-market value	We are investing in on-market growth platforms to return to growth. We aim to maintain sector-leading productivity by restructuring to create scope for investment and a flexible cost base	Financial Review from page 74
Maintain a progressive dividend	Our dividend policy is to maintain or grow dividend per share	Financial Review from page 74
Maintain a strong balance sheet	We target a strong, investment grade credit rating, operational cash balance, and periodic share repurchases	Financial Review from page 74

Our work is supported by:

Accelerated business development
Our focus is on strategically aligned value-enhancing business development, notably:		Our relationships section from page 70
>	increasing early-stage research deals and academic alliances
>	exploring value-creating peer collaborations
>	pursuing partnering, in-licensing and bolt-on acquisitions to strengthen our core therapy area portfolios
Doing business responsibly
We are committed to being a responsible company, working with integrity and delivering sustainable business development. We have identified three areas for special focus:		Responsible Business section from page 220
>	Access to healthcare
>	Diversity
>	Environment

AstraZeneca Annual Report and Form 20-F Information 2013	19

Strategic Report | Strategy | Key performance indicators

	KPI	2012
Return to Growth
See the Geographical Review from page 214 for more information	Brilinta	$89 million
	Diabetes franchise	$451 million
	Emerging Markets	$5,095 million
	Respiratory	$4,415 million
	Japan	$2,904 million
Be a Great Place to Work
See the Employees section from page 66 for more information	Organisational structure – percentage of employees within six management steps of CEO	40%
	Employee belief in company strategy	68% (Source: Global FOCUS all-employee survey)
Responsible Business
See the Responsible Business section from page 220 for more information	Dow Jones Sustainability Index ranking	Top 7% of companies
	Confirmed breaches of external sales and marketing codes or regulations globally	10 confirmed breaches
	Number of supplier audits conducted	482 audits

22	AstraZeneca Annual Report and Form 20-F Information 2013

2013	Growth (CER)	Commentary

$283 million sales of Brilinta	216%	Brilinta continues to grow globally. The US remains our priority for Brilinta and there are challenges still to be overcome
$787 million sales across diabetes franchise	75%	Diabetes revenues grew globally last year and we are stepping up our investment and improving execution of our plans
$5,389 million sales in Emerging Markets	8%	Revenue growth met our ambition of high single digit growth (at CER), with growth in China of 19% over the year
$4,677 million sales across respiratory portfolio	7%	Symbicort drove growth, with a strong performance in the US, Japan and Emerging Markets
$2,485 million sales in Japan	4%	Growth at CER was helped by the performance of Symbicort and Nexium

70%		This is a key indicator of our progress in driving accountability and improving decision making and communication
84% (Source: January 2014 pulse survey across a sample of the organisation)		This is a key indicator of employee engagement. Belief level is in line with the pharmaceutical sector norm

Top 3% of companies		Met target of maintaining position in the Dow Jones Sustainability and World Indexes comprising the top 10% of the largest 2,500 companies with a score of 85%
11 confirmed breaches		Continue to report and learn lessons from confirmed breaches of external codes arising from external scrutiny and voluntary disclosure by AstraZeneca
61 audits		Undertaking a risk-based programme of audits across all supplier categories and geographies ensures expectations of suppliers set down in our Global Responsible Procurement Standard are met

AstraZeneca Annual Report and Form 20-F Information 2013	23

Strategic Report | Business Review | Research and Development

Patients in global AstraZeneca studies

by geographical region in 2013 (%)

Investment in capabilities

We continue to invest in core development capabilities to exploit science, drive performance, bring quality to our decision making and add value. This includes capabilities such as therapy area and disease area expertise, statistical modelling, translational patient safety, payer and real-world evidence, and global medical affairs.

We have also established leading capability and experience in delivering large outcomes trials, which are extensive, multi-country, multi-site studies involving many thousands of patients. Such trials often involve us collaborating with AROs and CROs to find the right patients in a timely way. In 2013, we delivered the SAVOR study to provide information on cardiovascular (CV) safety for Onglyza, a treatment for Type 2 diabetes. This large CV outcomes trial was completed and delivered two years ahead of schedule.

We have strengthened our collaborations with AROs with, for example, ongoing partnerships with the TIMI Study Group (on the Brilinta PEGASUS study), and the Duke Clinical Research Institute and CPC Clinical Research, an academic research organisation affiliate of the University of Colorado (on the Brilinta EUCLID study).

We have invested in ‘intelligent pharmaceuticals’ which explore how we can use science and technology, such as mobile phones and other monitoring devices to provide services beyond a medicine: for example, to provide patients with targeted information about their treatment and reminders about their medication; and physicians and other carers with alerts to prevent problems arising and to avoid the need for hospital or doctor visits. Pilot studies are under way to test new technology approaches.

We have grown our payer and real-world evidence capabilities and are providing the data, analysis and insights to demonstrate the value of our medicines to patients and show how they help to reduce healthcare costs. These studies use observational data, such as electronic medical records and patient surveys, to illustrate the impact of a medicine in the real-world setting. For example, they can show how a medicine can improve outcomes for patients compared to other treatment options, or reduce demand on hospital stays or specialist services.

Delivery through collaboration

We want to make a difference in how we develop drugs, not just for ourselves, but to benefit the industry. We do this through collaboration and partnership.

In 2013, we were active partners in the TransCelerate programme, a collaboration of leading biopharmaceutical companies that have joined forces to solve common R&D challenges, reduce time and cost, and improve quality. The year also saw the introduction of a new pharmaceutical network to rapidly source high-quality comparator drugs for clinical trials to speed up drug development, reduce drug waste and costs, and to continue to ensure the safety of patients in trials and meet all regulatory requirements. In addition, there have been initiatives to introduce common cross-industry processes associated with clinical trial site qualification and training.

We continued to work with the European Innovative Medicines Initiative, which launched two new projects in February 2013 under the ‘New Drugs 4 Bad Bugs’ programme. This advances research into a potential new treatment for Gram-negative bacteria, one of the toughest types of drug-resistant bacteria to treat, and tackles the economic hurdles of bringing new antibiotics to market.

“Our passion is to ensure the swift and ethical development, approval, reimbursement and launch of medicines that transform people’s lives.”

Briggs Morrison

EVP, GMD

Bioethics†

We want to be recognised for the high quality of our science and the impact we make on serious diseases, and to be trusted for the way we work. Our standards of bioethics are global and apply to all AstraZeneca research activity, in all locations, whether conducted by us or on our behalf by third parties.

Patient safety

The safety of the patients who take our medicines is of fundamental importance to us. Our objective is to enhance pharmacovigilance awareness – including the use of collaborative programmes to share and use our knowledge and best practice in order to improve reporting and patient safety in developing countries.

All drugs have potential side effects and we aim to minimise the risks and maximise the benefits of each of our medicines. We continually monitor the use of all our medicines to ensure that we become aware of any side effects not identified during the development process. This is known as pharmacovigilance and is core to our responsibility to patients. We have comprehensive and rigorous systems in place for detecting and rapidly evaluating such effects, including mechanisms for highlighting those that require immediate

38	AstraZeneca Annual Report and Form 20-F Information 2013

attention. We also work to ensure that accurate, well-informed and up-to-date information concerning the safety profile of our drugs is provided to regulators, doctors, other healthcare professionals and, where appropriate, patients.

The pharmacovigilance awareness programme that was developed in 2012 has now been made available to marketing companies. There are also initiatives under way in a number of countries where we are working closely with local health authorities to raise pharmacovigilance awareness.

We have an experienced, in-house team of clinical patient safety professionals dedicated to ensuring that we meet our commitment to patient safety. At a global level, every medicine in development and on the market is allocated a Global Safety Physician and a team of patient safety scientists. In each of our markets, we have dedicated safety managers with responsibility for patient safety at a local level.

Our Chief Medical Officer has overall accountability for the benefit/risk profiles of our products in development and on the market. He provides medical oversight and ensures appropriate risk assessment processes exist to enable informed safety decisions to be made rapidly.

Clinical trials

We conduct clinical trials at multiple sites in several different countries/regions as shown in the chart above. A broad geographic span helps us ensure that those taking part in our studies reflect the diversity of patients around the world for whom the new medicine is intended. This approach also helps identify the types of people for whom the treatment may be most beneficial.

Our global governance process for determining where we locate clinical trials provides the framework for ensuring a consistent approach worldwide. We take several factors into account, including the availability of experienced and independent ethics committees and a robust regulatory regime, as well as sufficient numbers of trained healthcare professionals and patients willing to participate.

Before a trial begins, we work to make sure that those taking part understand the nature and purpose of the research and that the proper procedure for gaining informed consent is followed (including managing any special circumstances, such as different levels of literacy). Protecting participants throughout the trial process is a priority and we have strict procedures to ensure they are not exposed to any unnecessary risks.

Clinical trial transparency

AstraZeneca has a long-standing commitment to making information about our clinical research publicly available, to enhance the scientific understanding of how our medicines work. We have a commitment to be transparent, to benefit the medical interest of patients and investigational research participants, and the disclosure requirements set out in our Bioethics Policy exceed the current legal requirements. By 31 December 2013, we had 2,241 registered investigational clinical studies and, in line with our policy or legal requirements, had posted the results and/or clinical study reports and synopses relating to more than half of these on a range of public websites, including our own dedicated clinical trials website, www.astrazenecaclinicaltrials.com.

Since February 2013, we have voluntarily disclosed the research protocol for our clinical trials on www.astrazenecaclinicaltrials.com once a manuscript relating to results of the relevant trial on an investigational or approved product is published in a peer-reviewed medical journal. The posted protocol includes key sections necessary for evaluating the study, but proprietary information in the protocol is edited before posting. This policy also applies to observational studies published in peer-reviewed journals relevant to the efficacy or safety profile of an AstraZeneca product.

Calls for ‘open access’ to clinical data raise complex practical, legal and ethical issues around full disclosure of patient information. Decision makers, as well as academia and industry, have a duty to consider all the implications that could arise from such proposals. These include ensuring scientific rigour, safeguarding patient privacy and protecting innovation and medical progress. We are in active discussions with stakeholders including regulators, legislators, industry and academia about proposals to routinely publish full clinical trial and patient data, in order to identify globally recognised, practicable solutions that deliver real benefits to medical science and to our patients.

All our clinical studies are conceptually designed and finally interpreted in-house but a percentage are run for us by contract research organisations. In 2013, around 29% of patients in our small molecule studies and around 64% of those in our biologics studies were monitored by such organisations on our behalf. We contractually require these partners to work to our global standards and conduct risk-based audits to monitor compliance.

Animal research

We continue to promote and embed scientific and technical best practice in animal research.

This includes our commitment to minimise the use of animals in our research without compromising the quality of the research data. Wherever possible, we use non-animal methods, such as computer modelling, that eliminate or reduce the need to use animals early in drug development. We also work to refine our existing methods. This replacement, reduction and refinement of animal studies is known as ‘the 3Rs’. To support our drive for continuous improvement, we work within AstraZeneca and with the wider scientific community to share good practice and 3Rs achievements.

The number of animals we use will continue to vary because use depends on a number of factors, including the amount of pre-clinical research we are doing, the complexity of the diseases under investigation and regulatory requirements. We believe that, without our active commitment to the 3Rs, our animal use would be much greater. In 2013, we used 260,930 animals in-house (2012: 304,751). In addition, 19,676 animals were used by external contract research organisations on our behalf (2012: 14,284).

The welfare of the animals we use is a top priority and our Bioethics Policy applies worldwide. Government authorities inspect our internal animal research facilities. External organisations that conduct animal studies on our behalf are required to comply with our global standards and we undertake activities to ensure our expectations are being met. During 2013, we continued to implement our new Good Statistical Practice global standard, across our internal animal research and some of our external partners.

†	Further information on AstraZeneca’s approach to responsible business can be found in the Responsible Business section from page 220 and on our website, www.astrazeneca.com/responsibility.

AstraZeneca Annual Report and Form 20-F Information 2013	39

businesses. Growth is driven by our main primary care brands: Crestor, Symbicort and Nexium. We share the promotion of these three brands with Japanese partners, who also provide distribution for Nexium and Symbicort. We remain one of Japan’s largest oncology businesses and, to maintain this important franchise, recently entered into an agreement to co-promote Janssen’s abiraterone for castration-resistant prostate cancer.

In Canada, Provincial and Territory payers, who represent up to 55% of the market, have developed a structure for pan-Canadian product listings which could be the primary or only access method for new products into the public healthcare system. Private sector payers, representing the remaining 45%, are experimenting with tiered access programmes for large public and private employer groups. Access to reimbursement for new medicines is expected to remain reasonable, but pricing pressure will continue to increase.

AstraZeneca’s sales in Australia and New Zealand declined by 18% in 2013, primarily due to the entry of generic rosuvastatin (Crestor) and generic candesartan (Atacand) into the Australian market. For more information on our performance in Established ROW, see the Geographical Review, from page 214.

Emerging Markets

Emerging Markets, as defined in the Glossary on page 232, comprise a range of countries with the unifying characteristic of a dynamic, growing economy. As outlined in the Our marketplace section on page 13, demand drivers and strong economic fundamentals mean that these countries represent a major growth opportunity for the biopharmaceutical industry.

Emerging Markets are, however, not immune to the impact of the prolonged economic downturn. Market volatility is higher than in Established Markets, with Venezuela, for example, currently beset by political and economic challenges. Regulatory and government interventions also typically present challenges in a number of markets at any one time.

AstraZeneca was the eighth largest multinational pharmaceutical company across the Emerging Markets in 2013 with revenue of $5.4 billion. Within Emerging Markets, there are several particularly good growth opportunities within China, Russia, Africa, parts of Asia (India, Malaysia, Indonesia and Vietnam), and Latin America (Argentina and Chile).

To expand our presence in Emerging Markets, we have established an International Region whose 16,100 employees, almost all of whom are located within their respective markets, are focused on meeting customers’ needs. The Region’s platforms for growth include our new medicines, notably Brilinta, as well as those for diabetes, and our established portfolio of medicines for cancer, respiratory, cardiovascular and gastrointestinal diseases. To provide information to physicians on this broad portfolio, we are selectively investing in sales capabilities where we see opportunities from unmet patient need, and expanding our reach through multi-channel marketing.

We are also pursuing innovative collaboration opportunities. This includes partnering with other biopharmaceutical companies to access products that complement our own portfolio. For example, the team in China works as part of our global collaboration with FibroGen to develop and commercialise roxadustat (FG-4592), a first-in-class oral compound in development for treating anaemia. For more information on our performance in Emerging Markets, see the Geographical Review from page 214.

“Our customers, and their needs, are changing. We are changing too – ensuring we reach and engage with our customers in ways that work best for them.”

Paul Hudson

EVP, North America

Driving commercial success

Our Global Commercial Excellence team delivers innovative commercial capabilities for the benefit of all our customers, via a range of specialist teams. One leverages data and analytics to identify opportunities to improve healthcare, while a second builds on the success of our service, inside sales and nurse educator teams, to ensure we engage customers in innovative ways that work for them. A digital team enhances the content and services we deliver online, while a Commercial Learning Academy seeks to deliver excellence across the range of our global commercial capabilities. Our commercial operations unit strives to deliver these capabilities across the organisation.

In 2013, one area of focus was medical affairs, where we engaged key opinion leaders in our clinical programmes and took a lead in evidence generation, with greater numbers of patients involved in our interventional, real-world evidence, and investigator-sponsored studies.

Pricing our medicines

Our challenge is to deliver innovative medicines that improve health for patients, bring benefits to society and provide an appropriate return on our investment. Our global pricing policy provides the framework to ensure appropriate patient access while optimising the profitability of all our products in a sustainable way. When setting the price of a medicine, we take into consideration its full value to patients, to those who pay for healthcare and to society in general. We also pursue a flexible approach to the pricing of our medicines. For example, we support the concept of differential pricing, provided that appropriate safeguards ensure lower-priced products are not diverted from patients who need them to be sold and used in more affluent markets.

Delivering value for payers

Our medicines play an important role in treating unmet medical need. Health is a fundamental value for patients and society and improving health brings economic as well as therapeutic benefits. Effective treatments can also help to lower healthcare costs by reducing the need for more expensive care, such as hospital stays or surgery, or through preventing people from developing more serious or debilitating diseases that are costly to treat. They also contribute to increased productivity by reducing or preventing the incidence of diseases that prevent people from working.

As outlined in the Pricing pressure section on page 15, there is continued downward pressure on drug pricing and, in the current difficult economic environment, payers expect us to define the value our medicines create. We are acutely aware of the challenges facing those who pay for healthcare and are committed to delivering value, which will allow us to bring our medicines to the patients who need them. Therefore, we work with payers and providers to understand their priorities and requirements and generate evidence of how our products offer value and support cost-effective healthcare delivery.

Increasing access to healthcare†

AstraZeneca is committed to increasing access to healthcare for under-served patient populations in a sustainable way. This is a priority for our Responsible Business agenda.

Our access to healthcare strategy comprises three strands:

>	The first component represents the most important way in which we enable access to our medicines – through our mainstream business.

AstraZeneca Annual Report and Form 20-F Information 2013	41

Strategic Report | Business Review | Sales and Marketing

Confirmed external breaches

Breaches of external sales and marketing codes and regulations

2013	11
2012	10
2011	17

Corrective actions

In relation to breaches of Code of Conduct and Global Policies by Commercial employees including contract staff

	Number of persons
Action taken	2013	2012
Removed from role[1]	187	188
Formal warning	568	685
Guidance and coaching	1,813	1,808
Total	2,568	2,681

[1]	In the majority of cases, this means dismissal or contract termination, but it can include resignation and demotion.

>	The second strand captures how we are making it easier for more patients to afford our medicines, particularly in the emerging middle class in Emerging Markets. We will build on the experience of initiatives such as our ‘Faz Bem’ (Wellbeing) programme in Brazil, which provides significant discounts on our medicines and provides other services for patients, and our Patient Access Card schemes in Central and Eastern Europe. For example, Faz Bem expanded by 29% in 2013, which led to us reaching 290,000 more Brazilian patients.
>	The final area of focus is in strengthening healthcare capabilities, particularly in developing economies where the price of a medicine may not be the most significant barrier to providing healthcare. Our ambition here is to considerably expand our efforts in Africa to enable far greater access to hypertension medication, and other essential services, for patients who do not have access to medication or other forms of care. In 2014, we will evaluate how we can best do this and with whom we can partner most effectively. We believe that working in partnership with different stakeholders is the most effective and sustainable way to increase access to healthcare.

“If we are to fulfil our potential to transform the lives of patients in Emerging Markets, we need to develop sustainable ways of increasing access to healthcare.”

Mark Mallon

EVP, International

Sales and marketing ethics†

We are committed to delivering consistently high ethical standards of sales and marketing practice worldwide and to ensuring compliance with our Ethical Interactions Policy. We report publicly on the number of:

>	confirmed breaches of external sales and marketing codes
>	instances of failure to meet our standards by employees in our Commercial Regions, including contract staff
>	corrective actions for breaches of our Code of Conduct or supporting policies by Commercial employees, including contract staff.

During 2013, we continued to provide training for employees on the global standards that govern the way we conduct our business around the world. We have comprehensive processes for monitoring compliance with our Code of Conduct and global policies, including dedicated compliance professionals who support our line managers locally in monitoring their staff activities. We also have a network of nominated signatories who review our promotional materials against all applicable requirements. In addition, in 2013, audit professionals conducted compliance audits of a selection of our marketing companies.

As shown in the Confirmed external breaches chart above, we identified 11 confirmed breaches of external sales and marketing regulations or codes in 2013 (2012: 10). There were 1,773 instances of non-compliance with AstraZeneca’s Code of Conduct, Global Policies or related control standards in our Commercial Regions, including contract staff and other third parties, the majority of which were minor (2012: 1,932). We believe that the movement in this number reflects our continued management oversight.

As shown in the Corrective actions table above, following these breaches (and it is important to note that a single breach can involve more than one person failing to meet required standards), we removed 187 people from their role, formally warned 568 others and provided further guidance or coaching on our policies for 1,813 more. The most serious breaches are raised with the Audit Committee.

US Corporate Integrity Agreement and The Physician Payments Sunshine Act reporting

In April 2010, AstraZeneca signed an agreement with the DOJ to settle an investigation relating to the sales and marketing of Seroquel IR. The requirements of the associated CIA between AstraZeneca and the Office of the Inspector General of the US Department of Health and Human Services (OIG) include a number of active monitoring and self-reporting obligations that differ from the self-reporting required by authorities in the rest of the world. To meet these obligations, AstraZeneca provides notices to the OIG describing the outcomes of particular investigations potentially relating to violations of certain laws, as well as a separate annual report to the OIG summarising monitoring and investigation outcomes relevant to the CIA requirements. Under the CIA, AstraZeneca also discloses on a publicly available website certain payments to US physicians and institutions. In addition, with effect from March 2014, AstraZeneca will begin reporting to the US government detailed information relating to payments to physicians and teaching hospitals in the US, as required by The Physician Payments Sunshine Act.

†	Further information on AstraZeneca’s approach to responsible business can be found in the Responsible Business section from page 220 and on our website, www.astrazeneca.com/responsibility.

42	AstraZeneca Annual Report and Form 20-F Information 2013

Strategic Report | Business Review | Manufacturing and Supply

Supplier audits

Year	Number of internal audits	Number of external audits
2013	30	31
2012	44	438
2011	64	687

Number of audits by geographic region 2013
Asia Pacific	28
Europe	20
Americas	11
Middle East & Africa	2
Total	61

Managing risk

Given our strategy to outsource the majority of API manufacturing, we place particular importance on our global procurement policies and integrated risk management processes to ensure uninterrupted supply of high-quality raw materials. Supplies are purchased from a range of suppliers. We factor in a wide range of potential risks to global supply, such as disasters that remove supply capability or the unavailability of key raw materials, and work to ensure that these risks are effectively mitigated. Contingency plans include the appropriate use of dual or multiple suppliers and maintaining appropriate stock levels. Although the price of raw materials may fluctuate, our global purchasing policies seek to avoid such fluctuations becoming material to our business.

We also take into account reputational risk associated with our use of suppliers and are committed to working only with suppliers that embrace standards of ethical behaviour that are consistent with our own.

As part of our overall risk management, we carefully consider the timing of investment with a view to ensuring that secure supply chains are in place for our products. We also have a programme in place to provide appropriate supply capabilities for our new products.

“As a responsible business, we will only work with those companies whose ethical standards are consistent with our own. Our supplier due diligence processes help provide confirmation that they meet our expectations.”

Katarina Ageborg

Chief Compliance Officer

Working with suppliers†

We are committed to integrating AstraZeneca’s ethical standards into our procurement activities and decisions worldwide. Our objective is to monitor compliance through our ongoing assessment and programmes, which focus on areas experiencing the greatest challenges. We address challenges with our suppliers and promote improvement through collaboration.

Our Global Responsible Procurement Standard defines one of the key business processes for integrating our ethical standards into our procurement activity and decision making worldwide. The same initial assessment process is used for all suppliers and more detailed, focused assessments are then made, relevant to the service provided. Since the programme began in 2009, we have completed 7,138 assessments of new and existing suppliers, which accounts for approximately 90% of our spend with suppliers.

We categorise suppliers as high, medium or low risk. We focus our auditing efforts on high and medium risk rated suppliers but we also audit some suppliers that we consider to be lower risk, to confirm our performance expectations across all suppliers. In 2013, we continued our audit activity with 61 audits across 25 countries (482 audits in 2012) as set out in the table above. A full audit of all incumbent suppliers was completed in 2012, resulting in only new supplier and reassessment audits taking place in 2013. Improvements to the earlier stages of supplier due diligence, based on lessons learnt since 2009, have allowed an increased level of focus on suppliers categorised as ‘high risk’.

Fifty three percent of suppliers audited demonstrated standards that met our expectations, with a further 41% implementing improvements to address minor non-compliances. None of the suppliers audited this year will require significant follow-up to confirm they will make the improvements we require. We will not use suppliers who are unable or unwilling to meet our expectations in a timely way. During 2013, we identified and rejected 48 prospective suppliers from consideration during our due diligence process.

Environmental impact†

Our targets for 2013‡ included reducing:

>	operational greenhouse gas footprint to 794 thousand tonnes CO2 e/yr
>	hazardous waste to 0.68 tonnes/$m sales and non-hazardous waste to 0.51 tonnes/employee
>	water use to 3.9 million m3.

We work to reduce our greenhouse gas emissions by, among other things, improving our energy efficiency and pursuing lower-carbon alternatives to fossil fuels at our sites. We strive to ensure that our travel and transport activities are as efficient as possible. Our carbon footprint is also affected by some of our respiratory therapies, specifically our pressurised metered-dose inhalers that rely on hydrofluoroalkane (HFA) propellants to deliver the medicine to a patient’s airways. While HFAs have no ozone depletion potential and a third or less of the global warming potential than the chlorofluorocarbons (CFCs) they replace, they are still greenhouse gases. Our target is to reduce our operational greenhouse gas footprint (excluding emissions from patient use of our inhaler therapies) by 20% from our 2010 levels by 2015. In 2013, our operational greenhouse gas footprint totalled 718 thousand tonnes, a reduction of 20% from our 2010 baseline. Further information on carbon reporting is included in the Responsible Business section from page 220.

44	AstraZeneca Annual Report and Form 20-F Information 2013

Operational greenhouse gas footprint emissions‡ (thousand tonnes)

Waste production

(thousand tonnes)

Water

(million m3)

The management of waste is another key aspect of our commitment and we have a 2015 target of a 15% reduction in hazardous and non-hazardous waste from our 2010 levels. Our primary focus is waste prevention, but where this is not practical, we concentrate on waste minimisation and appropriate treatment or disposal to maximise the reuse and recycling of materials and minimise disposal to landfill. In 2013, our total waste was 32.8 thousand tonnes with a tonnes/$m index of 1.3. Our hazardous waste has been reduced by 47% (a reduction of 31% indexed to $m revenues) since 2010, principally due to changing production patterns and a major investment at our manufacturing site in the south west of the UK to enable recycling and reuse of solvent wastes. Our non-hazardous waste indexed against number of staff has not improved due to the significant reductions in our staff numbers since the baseline was set.

We recognise the need to use water responsibly and, where possible, to minimise the use of water in our facilities. To support the delivery of our target to reduce water use by 25% from our 2010 levels by 2015, we now have water conservation plans at our largest sites. In 2013, our water use was 3.7 million m3, a reduction of 19% from our 2010 baseline. Water use indexed to revenues was 140m3/$m (+5% from 2010 baseline).

We are also working to ensure that we measure and report the impact of our external manufacturing activity on the environment, and that our suppliers have appropriate environmental improvement targets. We believe we have captured data for more than 90% of the globally managed outsourced manufacture of key intermediates and APIs, formulation and packaging for our established brands. The full data is available on our website, www.astrazeneca.com/responsibility.

Our continued commitment to product stewardship is underpinned by our ongoing work to integrate environmental considerations into a medicine’s complete life-cycle, from discovery and development, through manufacturing, commercialisation and to its ultimate disposal. We follow a progressive programme designed to ensure that our manufacturing emissions of APIs do not exceed our own internally defined standards. We confirmed safe discharges at all of our own manufacturing sites in 2010 and have a rolling programme to confirm ongoing compliance. During 2013 we reassessed 12 of our sites to confirm safe discharges. We also follow a progressive approach and internal process to ensure ongoing ecopharmacovigilance for our products. This involves regular reviewing of emerging science and literature to identify any new information that might inform the environmental risk management plans for our products. This is a novel initiative and we published our approach in the Drug Safety journal in July 2013. Further information is available on our website, www.astrazeneca.com/responsibility, including environmental risk assessment data for our medicines.

†	Further information on AstraZeneca’s approach to responsible business can be found in the Responsible Business section from page 220 and on our website, www.astrazeneca.com/responsibility.
‡	Figures have been revised from those previously published to incorporate our biologics capabilities into our targets. The operational greenhouse gas footprint figures have been revised to incorporate improved estimates of road freight and energy data. Our targets for 2011-2015 were set in 2010.

AstraZeneca Annual Report and Form 20-F Information 2013	45

Sales and Marketing

workforce composition (%)

Developing leadership

We encourage and support our people in achieving their full potential by providing a range of learning and development (L&D) programmes. These aim to build the capabilities and encourage the behaviours needed to deliver our business strategy.

We have a global approach, supported by our global talent and development organisation, to ensure high standards of L&D practice across AstraZeneca. We continue to develop and deploy instructor-led and online development resources, which we aim to make available to all employees to increase access to learning and support self-development.

We recognise that good leadership plays a critical role in stimulating high levels of performance and engagement. In 2013, we initiated a Group-wide Leadership Development Strategy to strengthen our leadership and make it a differentiating factor in our success. Our ultimate vision is to offer all employees an appropriate, globally consistent leadership development experience that helps inspire an enterprise-wide perspective. In 2013, we launched a customised programme for our Top 150 leaders with Harvard Business School. This will be followed by a programme for the next 600 leaders with the Massachusetts Institute of Technology (MIT). Both programmes help leaders to consider the environment they create, how open and inclusive it can be, and how this can lead to opportunities for innovation.

Changing our culture

Our leadership development frameworks focus on the behaviours we believe are essential for strong and effective leadership. Such behaviours were defined in line with the work completed in 2013, to identify the AstraZeneca values, as outlined in the Pioneering science, life-changing medicines section on page 12.

Each value has a corresponding set of required behaviours which describe what is required at the individual level to demonstrate the values. These behaviours apply to all employees and are complemented with manager accountabilities, which define what we expect from managers.

Maximising our talent

The development of an internal pipeline of future global leaders is as high a priority as the judicious hiring of new leaders. We identify individuals with the potential for senior and complex roles, to provide succession candidates for leadership roles across AstraZeneca. We regard these individuals as key and proactively support them in reaching their potential through, for example, global talent development programmes and targeted development opportunities. The changes to the SET, announced in January 2013, included the promotion of six internal candidates, demonstrating our commitment to developing senior leaders.

We remain committed to making full use of the talents and resource of all our people. We have policies in place to avoid discrimination, including on the grounds of disability. Our policies cover recruitment and selection, performance management, career development and promotion, transfer, training (including re-training, if needed, for people who have become disabled) and reward.

Improving the strength and diversity of the talent pipeline†

Our workforce has a diverse range of perspectives, talents and ideas. For a business founded on innovation, this is a source of great strength. Understanding the different needs and perspectives of our stakeholders is central to how we do business and to how we create medicines which make a difference to patients’ lives.

We strive to reflect the diversity of the communities we serve in our workforce and leadership team. As we continue to reshape our organisation and geographic footprint, we aim to ensure diversity and inclusion are integrated in a meaningful way into our business and people strategies.

Our objective is to accelerate diversity and inclusion in its broadest sense appropriately throughout the business, to build accountability, and track progress. As shown in the gender diversity figure overleaf, women make up 50.4% of our global workforce. There are currently three women on our Board (25%) and, below Board level, women account for 40% of managers at Global Career Level F and above.

Our 2015 target is to improve female representation:

>	at Global Career Level F and above (the highest six bands of our employee population) from 38% (2010) to 43% (2015)
>	in the global talent pool from 33% (2010) to 38% (2015).

We also track the countries of origin of our senior leaders, and within our global talent pool, to measure progress over the medium term.

Our progress against these metrics is primarily overseen by the Responsible Business Council (made up of senior leaders from across AstraZeneca) and through business area people strategies and business strategies. See the Responsible Business section from page 220 for more information.

AstraZeneca Annual Report and Form 20-F Information 2013	67

Strategic Report | Resources Review | Employees

Gender diversity

Board of Directors of the Company 12	SET* 12	Directors of the Company’s subsidiaries* 317	AstraZeneca employees 51,500

*	For the purposes of section 414C(8)(c)(ii) of the Companies Act 2006, ‘Senior Managers’ are the SET, the directors of all of the subsidiaries of the Company and other individuals holding named positions within those subsidiaries.

We continue to make progress against our diversity and inclusion strategy, as demonstrated, for example, by the Global Insight Exchange programme. This aims to accelerate the development of our leadership culture and talent pipeline through sharing diversity of thought and experience. The programme, which is now in its second year, launched a second cohort in 2013, consisting of 60 coaching pairs of individuals from different leadership levels, functional areas and geographies.

Our progress has been recognised externally. In 2013, we received Opportunity Now’s ‘Global Excellence in Practice Award’ for work in Asia to attract and retain local and global talent with emphasis on gender and local geography diversity. In 2013, we were also included in The Times’ ‘Top 50 Employers for Women in the UK’ list for the first time and, in the US, (based on data submitted in 2011-2012) we were included in the top 10 of the National Association for Female Executives’ list of top 50 companies for female executives in 2013.

Employee engagement

We use a variety of global leadership communication channels to engage employees in our business strategy. These include face-to-face meetings, video conferencing, Yammer (a social media tool) and regular global and business-specific communication campaigns (eg a week dedicated to communicating to employees about our scientific leadership ambitions and projects) to encourage two-way dialogue to take place. In 2013, we ran an online collaborative event, called ‘culture jam’ to discuss and explore our culture and values. The culture jam, with over 30,000 registrations for the event, was designed to be a fully inclusive way of providing employees the opportunity to engage directly with senior leaders as well as hold virtual discussions with colleagues globally. Locally facilitated offline sessions were run in parallel so that employees could participate in local languages as appropriate, and without the need for computers. The culture jam generated some 25,000 employee questions, stories and comments that will be used to further support and accelerate culture change within the organisation.

We did not hold a global employee survey (FOCUS) in 2013. Instead, we ran two ‘pulse’ surveys across a sample of the organisation. A further survey was carried out in January 2014. The results rated employee understanding of our strategy at 88%, with employee belief in our strategy rising to 84%. In parallel, we ran in-depth pulse surveys on employees affected by the site changes in the UK and the US. We intend to conduct regular employee surveys during 2014. As well as reviewing the pulse survey results, we also track key metrics, such as retention rates, to help assess levels of engagement.

A key element of our new culture and behaviours is a continued focus on performance. By strengthening our focus on setting high-quality objectives aligned to our business strategy, and on ongoing coaching and feedback, we strive so that performance at all levels delivers value. The Board is responsible for setting our high level strategic objectives and monitoring performance against them (see the Operation of the Board section from page 88). Managers are accountable for working with their teams to develop individual and team performance targets, and for ensuring employees understand how they contribute to overall business objectives.

We will continue to empower our leaders to drive performance, hold our managers accountable for understanding and delivering against required standards, and provide the tools to reward outstanding contributions.

Our focus on optimising performance is reinforced by performance-related bonus and incentive plans. AstraZeneca also encourages our people to participate in various employee share plans, some of which are described in the Directors’ Remuneration Report, from page 102, and also in Note 24 to the Financial Statements, from page 173.

Human rights†

We are committed to respecting and promoting international human rights in our operations and our sphere of influence. Our objective is to ensure that human rights considerations are appropriately integrated into our policies, processes and practices.

AstraZeneca supports the principles set out in the UN Universal Declaration of Human Rights and the International Labour Organization’s (ILO) standards on child labour and minimum wages, and we are members of the United Nations Global Compact on Human Rights. As reported in 2011, we have carried out labour reviews in 106 countries in which we have employees. These focused on ILO core areas, including freedom of association and collective bargaining, child labour, discrimination, working hours, and wages. The review framework was adapted from the employment section of the Danish Institute for Human Rights assessment tool for pharmaceutical companies, which was developed with our industry’s help and launched in 2010. Results showed that our practices are generally good and consistent across all countries, based on our mandate that our global standards are applied when

68	AstraZeneca Annual Report and Form 20-F Information 2013

Vehicle collisions

Year	Collisions per million km	Target
2015		5.60
2013	6.13	6.60
2012	7.43	7.10

Lost time injury/illness

Year	Lost time injury/illness rate per million hours worked		Target
2015			1.91
2013	1.88		2.26
2012	2.09	*	2.38

*	2012 figure revised from 2.01 to 2.09 to include late reported data.

external national standards do not meet our minimum requirements. We review our policies, procedures and practices against the United Nations Guiding Principles on Business and Human Rights and implement changes where and when appropriate.

Managing change

Recruitment in Emerging Markets continues to be accompanied by headcount reductions in our Established Markets, reflecting our strategic drive to improve efficiency and effectiveness. Reductions followed restructuring in R&D, Supply and Manufacturing, Enabling Functions, and Sales and Marketing. The net effect of these changes since the end of 2006 has been to reduce our total headcount by some 15,300 from 66,800 to 51,500. The Restructuring section on page 16 provides more information on our restructuring programme.

In March 2013, as outlined in the Our strategic priorities section from page 16, we announced the results of our strategy review, including plans to invest in three strategic R&D centres. Establishing these centres is significantly affecting our existing site occupancy and will result in relocating employees willing to move to the new locations, redundancy for those who cannot relocate, associated outplacement support, and recruitment to fill vacant positions. We are committed to ensuring that our core values, robust people policies, consultation infrastructure and prior experience are integrated into this process of change. Trade unions and employee representative groups are, and will continue to be, involved throughout the restructuring process, with the strong relationships built over recent years being of great value in executing this change.

Significant investment has been made in delivering enhanced relocation policies and practices to encourage employees to relocate, as well as allowing as much flexibility as possible in the timing of moves.

Employee relations

We work to ensure a level of global consistency in managing employee relations, while allowing enough flexibility to support local markets in building good relations with their workforces, taking into account local laws and circumstances. To that end, relations with trade unions are nationally determined and managed locally in line with the applicable legal framework and standards of good practice. However, each change programme has its unique challenges and a standard solution may not always be appropriate. Where this is the case, the appropriate solution is developed through consultation with employee representatives or, where applicable, trade unions, with the aim of retaining key skills and mitigating job losses.

Safety, health and wellbeing†

We are committed to promoting a safe, healthy and energising work environment in which our people, and those from third parties working with us, are able to express their talents, drive innovation and improve business performance.

Our targets for 2013, which were set in 2011 for the years up to 2015, included:

>	no fatalities
>	lost time injury/illness rate per million hours worked of 2.26
>	6.6 collisions per million kilometres driven.

In 2013, there were no fatal accidents involving AstraZeneca employees, contractors or members of the public.

Our highest priority for improvement remains driver safety. We focus on promoting driver safety among our sales forces, which make up the largest group of employees who drive on AstraZeneca business. Performance is monitored centrally to assess progress and identify areas for improvement.

In 2013, we improved on our annual target for collisions per million kilometres driven and are in a good position to meet our 2015 target. In 2013, the lost time injury/illness rate reduced by 10% from 2012 and we achieved our 2015 target of a 25% reduction in the lost time injury/illness rate from the 2010 baseline, two years early.

Work-related stress has been a particular focus for us in recent years. In 2013, we achieved a 13% reduction in the number of reportable cases compared to 2012. We are continuing our efforts in this area, using a risk-based approach, including wellbeing risk assessment tools, to identify high-risk areas and target interventions effectively.

†	Further information on AstraZeneca’s approach to responsible business can be found in the Responsible Business section from page 220 and on our website, www.astrazeneca.com/responsibility.

AstraZeneca Annual Report and Form 20-F Information 2013	69

Strategic Report | Resources Review

Our relationships

Our employees are a critical resource in delivering our strategic priorities. But, to realise our full potential, we also depend on the trust and confidence of a wider set of stakeholders.

Our relationships with our partners exist over the full life-cycle of a medicine. They include the patients and physicians for whom we provide medicines for some of the world’s most serious diseases and the universities and institutes that collaborate with our scientists. They also include governments, regulators, those who pay for healthcare, suppliers and commercial partners.

The Sales and Marketing section from page 40 outlines our focus on customers and our efforts to communicate with them in a way which suits them best. Our Research and Development section from page 36 demonstrates how we work from an early stage in a medicine’s life with those who pay for our medicines to demonstrate their full value to patients.

In the Manufacturing and Supply section from page 43, we examine the relationships we have with our suppliers and the commitment we have to working only with those that embrace standards of ethical behaviour consistent with our own. This commitment also extends to joint venture and co-promotion partners, and research and licensing partners.

Partnering

As outlined in the Our strategic priorities section from page 16, business development, specifically partnering, is an important supporting pillar that supplements and strengthens our pipeline, and our efforts to Achieve Scientific Leadership. As noted in the Research and Development section from page 36, we are keen to access the best science, whether it comes from within or outside our laboratories.

We partner with others around the world, including academia, governments, industry, scientific organisations and patient groups to access the best science to stimulate innovation and to accelerate the delivery of new medicines to target unmet medical need.

We are always looking for strategically aligned value-enhancing business development opportunities. Our current focus is on:

>	research transactions – increasing early-stage research transactions and academic alliances
>	peer collaborations – exploring value-creating peer collaborations
>	in-licensing and bolt-on acquisitions – pursuing partnering, in-licensing and bolt-on acquisitions to strengthen our core therapy area portfolios.

Over the past three years we have completed more than 150 major business development transactions, including 51 in 2013. Twenty one of these were clinical or research collaborations, 11 deals helped expand our capabilities in biologics and six were acquisitions. These acquisitions were of AlphaCore, Pearl Therapeutics, Omthera, Amplimmune, Spirogen and the acquisition of BMS’s 50% interest in BMS’s and AstraZeneca’s joint diabetes business (completed in February 2014).

See the Research and Development section from page 36, the Therapy Area Review from page 48, and Note 22 to the Financial Statements for more information on our partnership activity in 2013.

Community investment†

We are committed to meeting our responsibility as a global corporation to support the wider community, maximising the benefit of our investment for all stakeholders, through focused investment and embracing best practice.

In 2013, we spent $1.12 billion (2012: $1.18 billion) on community investment sponsorships, partnerships and charitable donations, including our product donation and patient assistance programmes which make our medicines available free of charge or at reduced prices. Through our three patient assistance programmes in the US, we donated products valued at an average wholesale price of more than $1.05 billion (2012: $1.12 billion). We also donated products worth over $18 million, valued at average wholesale prices, to charitable organisations AmeriCares and Direct Relief International.

Our global community investment strategy focuses on two key areas, healthcare in the community and science in education.

In 2013, we continued to expand our Young Health Programme (YHP) country programme and, as the figure opposite shows, have 18 programmes under way around the world. With over 480,000 young people directly reached with the skills and information they need to improve their health, we have exceeded our target of reaching a minimum of 300,000 young people by the end of 2013. This includes young people in communities across five continents. Over 4,500 of these young people have been trained to share this health information with their peers and with the community, and over 9,000 frontline health providers have completed training programmes in adolescent health.

We are on track to meet our Clinton Global Initiative commitment to reach 500,000 young people by the end of 2015. In 2013, as part of YHP, our work with Johns Hopkins Bloomberg School of Public Health (JHSPH) included the publication of a special edition of the Journal of Adolescent Health. Phase 1 findings from the Wellbeing of Adolescents in Vulnerable Environments (WAVE) study being undertaken by JHSPH were also presented at the International Association of Adolescent Health, Istanbul in June 2013. Phase 2 of WAVE is under way with a final report due in 2014.

70	AstraZeneca Annual Report and Form 20-F Information 2013

Our support for science education in the community takes a number of forms. For example, in 2011, we entered a three-year partnership with Career Academies UK to support increased participation by 16 to 19 year-olds in science, technology, engineering and maths (STEM) subjects. The target that one-third of Career Academies have a STEM theme by the 2014/2015 academic year, was exceeded in the 2013/2014 academic year, with 54 Career Academies (35%) having a STEM theme.

Disaster relief

The British Red Cross continues to act as our global disaster relief partner, with the majority of our disaster relief donations channelled through it. In response to the typhoon in the Philippines in November 2013, we donated $390,000 via the British Red Cross to the Philippines Disaster Appeal. Product donations with a wholesale average cost value of over $350,000 were also made to support the victims of the disaster.

Following the 2011 earthquake in Japan, we made a commitment of $1,037,700 to the Japanese charity Ashinaga, to build Sendai Rainbow House, a house for children orphaned by the disaster. In accordance with agreed project milestones, in October 2013, we made a final donation to Ashinaga of $259,425, completing our commitment. Completion of Sendai Rainbow House is expected in 2014.

†	Further information on AstraZeneca’s approach to responsible business can be found in the Responsible Business section on page 220 and on our website, www.astrazeneca.com/responsibility.

Young Health Programme

country programmes

Australia	Brazil, India, Zambia

Increasing life chances through improving driver licensing provision and knowledge of road safety issues	Hygiene, infection, sexual reproductive health and broader health issues
Canada, South Korea, Portugal, Sweden	China

Improving the emotional and mental wellbeing of vulnerable adolescents	Educating migrant youths coming from rural areas around water and air pollution
Denmark	Germany, The Netherlands, UK

Physical activities among socially vulnerable young people	Health issues of homeless adolescents
Norway	Romania

Health of young people from immigrant families	Cardiovascular risk prevention
Spain	Turkey

Sexual education, healthy eating habits and prevention of drug addiction	Improving communication and social skills among adolescents to help them avoid violence
US

Helping adolescents live healthier lives through a proactive focus on their strengths and assets, based on the 40 Developmental Assets model

AstraZeneca Annual Report and Form 20-F Information 2013	71

Additional Information

Responsible Business

In this section, we describe our approach to delivering business success responsibly. Summary information about our commitment and performance in key areas is integrated into the relevant sections of this Annual Report, while further information about these and other areas is available on our website, www.astrazeneca.com/responsibility.

Introduction

In the Strategy section from page 10, we describe our approach to creating value across the life-cycle of a medicine, our distinctive capabilities and our strategy. All these efforts are underpinned by our commitment to operating responsibly to ensure the future sustainability of the Company in a way that adds value for our stakeholders. To that end, our responsible business objectives are aligned to, and support delivery of, our business strategy. Our responsible business framework is the vehicle for managing commitments that are agreed across the Group, taking account of external stakeholder insights and internal reputational risk assessment.

The framework encompasses:

>	Bioethics: Underpinning our accelerated drive for innovation with sound bioethics worldwide (see page 38).
>	Access to healthcare: As we expand our geographic footprint, exploring ways of increasing access to healthcare for more people, tailored locally to different patient needs (see pages 41 and 42).
>	Diversity and inclusion: Working to ensure that diversity in its broadest sense is reflected in our leadership and people strategies (see page 67).
>	The environment: Managing our impact on the environment, across all our operations, with a particular focus on carbon emissions, waste and water use (see pages 44 and 45).
>	Patient safety: Maintaining a strong focus on patient safety in everything we do, minimising the risks and maximising the benefits of all our medicines throughout R&D, and after launch (see pages 38 and 39).
>	Sales and marketing: Working to consistent global standards of ethical sales and marketing practices in all our markets as we work to restore growth (see page 42).
>	Human rights: Continuing to develop and embed a consistent approach to human rights across all our worldwide activities (see pages 68 and 69).
>	Employee safety, health and wellbeing: Promoting the safety, health and wellbeing of all our people worldwide as we continue to drive a high performance culture and achievement of our business goals (see page 69).
>	Working with suppliers: Only working with suppliers who have standards consistent with our own as we increase our outsourcing to drive business efficiency (see page 44).
>	Community investment: Making a positive contribution to our local communities around the world, through community support programmes consistent with improving health and promoting science (see pages 70 and 71).

While we monitor performance in each of these areas of our business, we have identified three areas of special focus: access to healthcare; diversity; and the environment. In each case, we believe that we have both the capability and the responsibility to implement standards that accelerate our business strategy while delivering wider benefits to society.

A core element of our business strategy is value-creating business development activity that strengthens our pipeline and accelerates growth. This includes targeted acquisitions. When we acquire companies we aim to work with them to align standards of responsible business and incorporate the companies into the setting of targets and measurement of performance.

Benchmarking

As expectations of stakeholders evolve, we continue to engage with them and use the feedback to inform the development of our responsible business strategy and risk management planning.

We also use the insights we gain from external surveys to develop our approach in line with global best practice. A member of the Dow Jones Sustainability Index since 2001, we were once again listed in the 2013 World Index (the top 10% of the largest 2,500 companies). We also retained our listing on the DJSI STOXX – European Index (the top 20% of the 600 largest European companies) for the sixth year running (one of only four pharmaceutical companies to do so out of 14 assessed). We achieved a total score of 85% (2012: 83%) compared with a sector best score of 86% (2012: 87%). We increased individual scores for eight out of 22 criteria for 2013 (compared to nine out of 22 criteria in 2012) including customer relationship management, innovation management, labour practice indicators and human rights, social reporting, occupational health and safety, strategy to improve access to drugs or products, health outcomes contribution and addressing cost burden. While these scores are encouraging, we lost ground in some areas including corporate governance, environmental reporting, environmental policy/management system, operational eco-efficiency, climate strategy, talent attraction and retention, and stakeholder engagement. To better understand these lower scores, we commissioned an in-depth external benchmark survey and the analysis will be used to inform our improvement planning.

Responsible business governance

The SET is responsible for our responsible business framework and Non-Executive Director, Nancy Rothwell, oversees implementation and reporting to the Board.

Senior managers throughout the Group are accountable for operating responsibly within their areas, taking into account national, functional, and site issues and priorities. Line managers are accountable for ensuring that their teams understand the requirements and that people are clear about what is expected of them as they work to achieve AstraZeneca’s business goals.

Our Responsible Business Council (the Council) is chaired by our Executive Vice-President, Human Resources & Corporate Affairs, and members include senior leaders from each relevant SET area. Its agenda is focused on driving long-term value creation by agreeing, among other things:

>	responsible business priorities for the Group in line with strategic business objectives
>	managing and monitoring the annual process of setting responsible business objectives and targets recorded in the Responsible Business Plan, as well as reviewing performance against KPIs
>	appropriate policy positions to support AstraZeneca’s business objectives and reputation management.

220	AstraZeneca Annual Report and Form 20-F Information 2013

Carbon reporting

Global greenhouse gas emissions data for period 1 January 2013 to 31 December 2013

	Tonnes of CO2e
	2013	2012	2011	2010
Emissions from:
Combustion of fuel and operation of facilities[1]	324,600	318,700	372,900	396,100
Electricity, heat, steam and cooling purchased for own use	275,100	277,100	333,700	359,100
Company’s chosen intensity measurement:
Emissions reported above normalised to million US dollar revenue	23.3	21.3	21.0	22.7
Supplemental information:
Net electricity, heat, steam and cooling emissions, after write down due to voluntary purchase of electricity supplied under certified low carbon supply contracts or carbon certificates[2]	237,800	250,800	304,100	329,800
Supply chain emissions:
Upstream emissions from personnel air travel, goods transport and waste incineration	155,400	169,800	193,100	176,600
Downstream emissions from HFA propellants released during patient use of our inhaled medicines	352,000	299,600	236,700	220,600

[1]	Included in this section are greenhouse gases from direct fuel combustion, process and engineering emissions at our sites and from fuel use in our vehicle fleet.
[2]	Some electricity supplied to our UK sites has been provided under a green power contract and is backed up with an equivalent quantity of Renewable Energy Guarantees of Origin and some of the electricity consumed at our US sites is covered by purchase of Renewable Energy Certificates.

The Council is supported by a Responsible Business Working Group (the Working Group) of SET area representatives. Among other things, the Working Group continuously reviews external issues with the potential to impact AstraZeneca and, as appropriate, prepares management and measurement proposals for the Council’s consideration.

External assurance

Bureau Veritas has provided external assurance to a limited level on the responsible business information contained within this Annual Report:

>	Patient safety, pages 38 and 39
>	Clinical trial and Clinical trial transparency, page 39
>	Animal research, page 39
>	Increasing access to healthcare, pages 41 and 42
>	Sales and marketing ethics, page 42
>	Working with suppliers, page 44
>	Environmental impact, page 44 and 45
>	Improving the strength and diversity of the talent pipeline, pages 67 and 68
>	Human rights, pages 68 and 69
>	Safety, health and wellbeing, page 69
>	Community investment, pages 70 and 71
>	Responsible Business, pages 220 and 221

Based on the evidence provided and subject to the scope, objectives and limitations defined in the full assurance statement, nothing has come to the attention of Bureau Veritas causing them to believe that the responsible business information contained within this Annual Report is materially misstated. Bureau Veritas is an independent professional services company that has a long history of providing independent assurance services in environmental, health, safety, social and ethical management.

The assurance statement including scope, methodology, overall opinion, and limitations and exclusions is available on our website at www.astrazeneca.com/responsibility.

Carbon reporting

The above table provides data on our global greenhouse gas emissions for 2013.

We have reported on all of the emission sources required under the Quoted Companies Greenhouse Gas Emissions (Directors’ Reports) Regulations 2013.

These sources fall within our consolidated Financial Statements. We do not have responsibility for any emission sources that are not included in our consolidated Financial Statements.

We have used the GHG Protocol Corporate Accounting and Reporting Standard (revised edition). Emission factors for electricity have been derived from the International Energy Agency and USEPA eGRID databases, and for all other fuels and emission sources from the 2006 IPCC Guidelines for National Greenhouse Gas Inventories.

Bureau Veritas has undertaken a limited assurance on the 2013 GHG emissions data; the assurance statement including scope, methodology, overall opinion, and limitations and exclusions is available on our website at www.astrazeneca.com/responsibility.

AstraZeneca Annual Report and Form 20-F Information 2013	221